Exhibit 99.3

InterOil Computershare 8th Floor, 100 University Avenue Totonto, Ontario M5J 2Y1 www.computershare.com INGQ 000001 SAM SAMPLE 123 SAMPLES STREET Security Class SAMPLETOWN SS X9X X9X COMMON CANADA Holder Account Number C9999999999 IND Form of Proxy - Special Meeting to be held on July 28, 2016 This Form of Proxy is solicited by and on behalf of Management. Notes to proxy 1. Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse). 2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy. 3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy. 4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder. 5. The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management. 6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly. 7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof. 8. This proxy should be read in conjunction with the accompanying documentation provided by Management. Proxies submitted must be received by 12:00 p.m., Eastern Time, on July 26, 2016. VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK! ------ Fold ------ Fold To Vote Using the Telephone • Call the number listed BELOW from a touch tone telephone. 1-866-732-VOTE (8683) Toll Free To Vote Using the Internet • Go to the following web site: www.investorvote.com • Smartphone? Scan the QR code to vote now. To Receive Documents Electronically • You can enroll to receive future securityholder communications electronically by visiting www.investorcentre.com and clicking at the bottom of the page. If you vote by telephone or the Internet, DO NOT mail back this proxy. Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy. To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below. CONTROL NUMBER 23456 78901 23456 INGQ_PRX_233818/000001/000001/i

SAM SAMPLE C9999999999 *C9999999999* IND C03 *C9999999999* Appointment of Proxyholder I/We, being holder(s) of InterOil Corporation (“InterOil”) hereby appoint OR Print the name of the person you are as “Management Nominees”: Christopher Finlayson, Chairman, or failing appointing if this person is someone him, Ford Nicholson, Deputy Chairman, or failing him, Sir Rabbie L. Namaliu, other than the Management Director, or failing him, William (Ellis) Armstrong, Director, Nominees listed herein. as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Special Meeting of holders of common shares, options and restricted share units of InterOil (the “Meeting”) to be held in the Grand Salon, JW Marriot Essex House New York, 160 Central Park S, New York 10019 on July 28, 2016 at 12:00 p.m. (Eastern Time) and at any adjournment or postponement thereof. VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES. For Against 1. Plan of Arrangement To consider, and, if deemed advisable, to pass, with or without variation, a special resolution, the full text of which is set forth in Schedule B to the Management Information Circular of InterOil dated June 24, 2016 (the “Information Circular”), approving a statutory plan of arrangement under Section 195 of the Business Corporations Act (Yukon) involving InterOil and Oil Search Limited, all as more particularly described in the Information Circular. ------ Fold ------ Fold Authorized Signature(s) - This section must be completed for your Signature(s) Date instructions to be executed. I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management. I N G Q 2 3 3 8 1 8 2 P R A R 0 9 9 9 9 9

InterOil Computershare 8th Floor, 100 University Avenue Totonto, Ontario M5J 2Y1 www.computershare.com INGQ 000004 SAM SAMPLE 123 SAMPLES STREET Security Class SAMPLETOWN SS X9X X9X OPTION HOLDERS/RSUs CANADA Holder Account Number *S000004Q01* C9999999999 IND ------ Fold ------ Form of Proxy - Special Meeting to be held on July 28, 2016 This Form of Proxy is solicited by and on behalf of Management. Notes to proxy 1. Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse). 2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy. 3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy. 4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder. 5. The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management. 6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly. 7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof. ------ Fold 8. This proxy should be read in conjunction with the accompanying documentation provided by Management. Proxies submitted must be received by 12:00 p.m., Eastern Time, on July 26, 2016. VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK! To Vote Using the Telephone • Call the number listed BELOW from a touch tone telephone. 1-866-732-VOTE (8683) Toll Free To Vote Using the Internet • Go to the following web site: www.investorvote.com • Smartphone? Scan the QR code to vote now. To Receive Documents Electronically • You can enroll to receive future securityholder communications electronically by visiting www.investorcentre.com and clicking at the bottom of the page. If you vote by telephone or the Internet, DO NOT mail back this proxy. Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy. To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below. CONTROL NUMBER 23456 78901 23456 INGQ_PRX_233818/000004/000004/i

SAM SAMPLE C9999999999 *C9999999999* IND PR2 *C9999999999* Appointment of Proxyholder I/We, being holder(s) of InterOil Corporation (“InterOil”) hereby appoint OR Print the name of the person you are as “Management Nominees”: Christopher Finlayson, Chairman, or failing appointing if this person is someone him, Ford Nicholson, Deputy Chairman, or failing him, Sir Rabbie L. Namaliu, other than the Management Director, or failing him, William (Ellis) Armstrong, Director, Nominees listed herein. as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Special Meeting of holders of common shares, options and restricted share units of InterOil (the “Meeting”) to be held in the Grand Salon, JW Marriot Essex House New York, 160 Central Park S, New York 10019 on July 28, 2016 at 12:00 p.m. (Eastern Time) and at any adjournment or postponement thereof. VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES. For Against 1. Plan of Arrangement To consider, and, if deemed advisable, to pass, with or without variation, a special resolution, the full text of which is set forth in Schedule B to the Management Information Circular of InterOil dated June 24, 2016 (the “Information Circular”), approving a statutory plan of arrangement under Section 195 of the Business Corporations Act (Yukon) involving InterOil and Oil Search Limited, all as more particularly described in the Information Circular. ------ Fold ------ Fold Authorized Signature(s) - This section must be completed for your Signature(s) Date instructions to be executed. I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management. I N G Q 2 3 3 8 1 8 3 P R A R 0 9 9 9 9 9